December 23, 2009

BY HAND AND BY EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

RE:
National Financial Partners Corp.
Form 10-K for fiscal year ended December 31, 2008
Form 10-Q for quarterly period ended March 31, 2009
Form 10-Q for quarterly period ended September 30, 2009
File No. 001-31781

Dear Mr. Rosenberg:

National Financial Partners Corp. (“NFP” or the “Company”) is in receipt of the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 17, 2009.  For the convenience of the Staff, the Company has restated each of the Comments in this letter.  Set forth below each Comment is the Company’s response to such Comment.

Form 10-K for Year ended December 31, 2008
Item 1. Business, page 1

1.  Please revise your disclosure to clarify whether any of your executive officers participate in your ongoing incentive plan for principals who have completed their contingent consideration period or your 2009 Principal Incremental Incentive Plan. Please also revise to clarify how these plans are funded. In addition, please file copies of the plans as exhibits to your Form 10-K pursuant to Item 601(b)(l0) of Regulation S-K. Alternatively, please provide us with a detailed analysis which supports your conclusion that such plans are not required to be filed.

NFP’s executive officers do not participate in the ongoing incentive plan or the 2009 Principal Incremental Incentive Plan (together, the “Plans”), which were designed to reward the managers and former owners, or principals, of the firms the Company acquires.  The Plans are currently funded with the Company’s excess cash flow.  In response to the Staff’s Comment, the Company will add the following language to its Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) and to the Company’s applicable future filings:

“For the year ended December 31, 2009, executive officers did not participate in the ongoing incentive plan, which was funded with the Company’s cash flow.  For the year ended December 31, 2009, executive officers did not participate in the 2009 Principal Incremental Incentive Plan, which was funded with the Company’s cash flow.”

The Plans have not been filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K for the following reasons:

·
the Plans have not been filed as exhibits pursuant to Item 601(b)(10)(i) or (ii) of Regulation S-K because the Plans do not conform to the categories set forth in Item 601(b)(10)(i) or (ii) and are not contracts;

·	the Plans have not been filed as exhibits pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K because neither named executive officers nor directors participate in the Plans; and
·	the Plans have not been filed as exhibits pursuant to Item 601(b)(10)(iii)(B) of Regulation S-K because NFP employees do not participate in the Plans.

The Company is in the process of phasing out the Plans, since stockholders approved the NFP 2009 Stock Incentive Plan at the 2009 Annual Meeting of Stockholders held on June 3, 2009.  See “Note 9, Commitments and Contingencies—2009 Principal Incremental Incentive Plan” on page 27 of the Company’s Form 10-Q for the quarterly period ended September 30, 2009, filed on November 4, 2009 (the “Q3 2009 10-Q”), which states: “After the year ended December 31, 2009, the Incremental Plan will not be continued for subsequent fiscal years.” See also “Note 9, Commitments and Contingencies—Performance Incentives” on page 27 of the Q3 2009 10-Q which states: “Firms likely to receive an incentive payment under the current ongoing incentive plan can elect to continue to participate in it.  The election must be made prior to November 1, 2009 and will only be effective until the expiration of the firm’s ongoing incentive plan incentive period.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 67

2.  If you can make reasonably reliable estimates of the amount and period in which the uncertain tax liabilities will be paid, please revise to include those amounts in the table. Otherwise, disclose in the footnote to the table the amount of these liabilities and that the amount and timing of the payments cannot be reliably estimated.

The Company is unable to make specific estimates of the amount and period in which uncertain tax liabilities will be paid.  In response to the Staff’s Comment, the Company will supplement its disclosure in the 2009 10-K and in its applicable future filings by disclosing the following in a footnote to the contractual obligations table:

“As of December 31, 2009, the Company cannot reliably estimate the amount and timing of any payments of the $XX.X million in unrecognized tax benefits.”

To the extent the Company can provide a broad range of magnitude and general sense of timing regarding the payment of uncertain tax liabilities, the Company has provided such information in the interest of more complete disclosure.  See “Note 2, Summary of Significant Accounting Policies—Income Taxes” on page 13 of the Q3 2009 10-Q, which states: “The Company believes that the amounts of unrecognized tax benefits may decrease within the next twelve months due to the settlement of state income tax audits and the expiration of statutes of limitations in various federal and state jurisdictions in an amount ranging from $0.5 million to $3.0 million based on current estimates.”  In response to the Staff’s Comment, the Company will supplement its disclosure in the 2009 10-K and in its applicable future filings by including this language in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Business Segments, page F-10

3.  Please revise your disclosure to include revenues for life insurance, corporate and executive benefits and financial planning and investment advisory fees separately.  Refer to paragraph 37 of SFAS 131. In addition, you disclose on page 67 that the company operates in Canada.  Please revise your disclosure to show revenue earned in Canada separately. Refer to paragraph 38 of SFAS 131.

Based on how the Company manages its business, it is currently impracticable for the Company to disclose revenue earned from life insurance, corporate and executive benefits, and financial planning and investment advisory fees as discrete revenue categories in its periodic filings.  The Company’s chief operating decision maker (the “CODM”) reviews the Company’s firms based on their individual earnings performance and not by product or service.  The CODM similarly does not allocate resources by product or service.  For these reasons, the CODM is not provided with discrete financial information as to revenue from each of life insurance, corporate and executive benefits, and financial planning and investment advisory fees.

Further, while the Company’s firms may sell products or provide services in life insurance and wealth transfer, corporate and executive benefits, and financial planning and investment advisory services, such products and services may be classified variably.  For instance, the sale of a company-owned life insurance policy for a deferred compensation plan could be classified as either an insurance product (belonging in the life insurance and wealth transfer category) or as a benefits product (belonging in the corporate and executive benefits category), depending on the firm’s business focus and client base.  While the Company is able to produce a “simplified” categorization of total revenue based on the Company’s estimate of individual firms’ primary business focus, such aggregations only illustrate broad sales trends at the Company’s firms and are only approximations of the diversity of firm revenue.  Consequently, reporting revenue separately by life insurance, corporate and executive benefits, and financial planning and investment advisory fees would not provide financial information with the requisite precision necessary for the Company’s periodic reports.

While the Company does not currently manage its business based on specific revenue categories, management continually assesses the Company’s reporting processes and plans to develop a reporting infrastructure to accommodate more robust client, product and service-level information.

In the Annual Report on Form 10-K for the year ended December 31, 2008, the Company stated the following in “Note 2, Summary of Significant Account Policies—Business Segments” on page F-10: “The Company operates in one business segment, within the financial services industry. The Company does not have available the discrete financial information as to revenue by each product or service.”  In response to the Staff’s Comment and in accordance with paragraph 37 of SFAS 131, the Company will revise this language in the 2009 10-K and in its applicable future filings to state:

“It is impracticable for the Company to disclose the revenue from external customers for corporate and executive benefits, life insurance and wealth transfer and financial planning and investment advisory services, as the Company does not have available discrete financial information for such specific products and services.”

In accordance with paragraph 38 of SFAS 131, if revenue from external customers attributed to an individual foreign country is material, the revenue is disclosed separately.  For the year ended December 31, 2008, revenue generated in Canada was approximately $1.5 million (denominated in U.S. dollars) and total revenue earned by the Company was approximately $1.2 billion.  Consequently, revenue generated in Canada was immaterial and, in management’s view, separate disclosure was not necessary and would not be meaningful.  However, if revenue earned in Canada in future periods becomes material in amount, the Company will disclose such amounts in its future periodic filings.

Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended September 30, 2009
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 50

4.  On page 50 of your 10-Q filed May 11, 2009, you disclose that from April 1, 2009 and through May 11, 2009, you issued 978,273 shares of common stock to principals related to contingent consideration in reliance upon Section 4(2) of the Securities Act and Regulation D. Similarly, on page 53 of your Form 10-Q filed November 4, 2009, you disclose that from October 1, 2009 through November 4, 2009, you issued 105,616 shares of common stock in reliance upon Section 4(2) of the Securities Act and Regulation D.  Beginning March 16, 2009, we required all filers to submit their Forms D electronically on EDGAR. See Guidance on Form D Filing Process located at
http://www.sec.gov/divisions/corpfin/formdfiling.htm. Please promptly file copies of your Forms D.

The shares were issued in transactions exempt from registration solely pursuant to Section 4(2) of the Securities Act.  Consequently, Forms D were not required to be submitted electronically.  In response to the Staff’s Comment, the Company will revise its disclosure in the 2009 10-K and in its applicable future filings by omitting any reference to Regulation D and disclosing the following:

“The issuances of common stock described above were made in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), for transactions by an issuer not involving a public offering.”

Acknowledgment

The Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact the undersigned at (212) 301-1049 should you require further information or have any questions.

Very truly yours,
/s/ Donna J. Blank
Donna J. Blank Executive Vice President and Chief Financial Officer

cc:	Stancil E. Barton Esq. Executive Vice President and General Counsel National Financial Partners Corp. 340 Madison Avenue, 19th Fl. New York, NY 10173

Dwight S. Yoo, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036